SECU 03012604 MMISSION

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SEC FILE NUMBER
8-44349

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AM&A Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2045 NE MLK
(No. and Street)

Portland (City) Oregon (State) 97212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony L Arnerich (503) 239-0475
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name — *if individual, state last, first, middle name*)

One SW Columbia, Suite 625 (Address) Portland (City) Oregon (State) 97258 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2003 WASH, D.C. PROCESSING SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 18 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Anthony L Arnerich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AM&A Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

OFFICIAL SEAL
MICHELLE K. RUPPELT
NOTARY PUBLIC-OREGON
COMMISSION NO. 347035
MY COMMISSION EXPIRES JUNE 20, 2005

Michelle K. Ruppelt

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AM&A SECURITIES, INC.

Year ended December 31, 2002

TABLE OF CONTENTS

WILLIAMSON
& ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

ONE S.W. COLUMBIA, SUITE 625
PORTLAND, OREGON 97258-2004

P. 503.546.9346
F. 503.546.9275
WWW.WILLIAMSONCPA.COM

SETTING A NEW STANDARD

To the Board of Directors
AM&A Securities, Inc.
Portland, Oregon

We have audited the accompanying balance sheet of AM&A Securities, Inc. as of December 31, 2002, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AM&A Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williamson & Associates, LLP

January 29, 2003

AM&A SECURITIES, INC.
BALANCE SHEET
December 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 25,904
Commission's receivable	13,735
Accounts receivable	7,262
Total current assets	46,901
OTHER ASSETS	
Deposits	25,508
Due from affiliate	531
Total other assets	26,039
TOTAL ASSETS	$ 72,940

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 18,088
Deferred tax liability	96
Total current liabilities	18,184
STOCKHOLDERS' EQUITY	
Preferred stock – 8% cumulative; $50 par value; 600 shares authorized, issued and outstanding	30,000
Common stock – authorized, 1,000 shares of no par value; issued and outstanding 600 shares	25,000
Accumulative deficit	(244)
Total stockholders' equity	54,756
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 72,940

See auditors' report and notes to the financial statements

AM&A SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2002

REVENUES	
Commissions	$ 293,389
Mutual fund service fees	161,663
Total revenues	455,052
OPERATING EXPENSES	
Commissions	234,437
Clearing charges	95,131
Management fee	116,300
Other expenses	2,509
Professional fees	5,179
Taxes and licenses	3,760
Total operating expenses	457,316
Loss before provisions for income taxes	(2,264)
Provision for income taxes	531
NET LOSS	(1,733)
OTHER COMPREHENSIVE INCOME, NET OF TAX	
Unrealized gain on deposit	300
TOTAL COMPREHENSIVE LOSS	$ (1,433)

See auditors' report and notes to the financial statements

AM&A SECURITIES, INC.
STATEMENT OF
CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2002

	Preferred Stock	Common Stock	Retained Earnings/ (Accumulative Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2001	$ 30,000	$ 25,000	$ 1,125	$ 64	$ 56,189
Net income	-	-	(1,733)	-	(1,733)
Accumulated other comprehensive income	-	-	-	300	300
Balance at December 31, 2002	$ 30,000	$ 25,000	$ (608)	$ 364	$ 54,756

See auditors' report and notes to the financial statements

AM&A SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (1,733)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Unrealized gain	300
Commission receivable	11,894
Accounts receivable	(7,262)
Deposits	(353)
Due from affiliates	(531)
Prepaid	885
Increase (decrease) in liabilities:	
Accounts payable	(32,142)
Due to affiliate	(1,496)
Deferred tax liability	96
NET CASH USED BY OPERATING ACTIVITIES	(30,342)
CASH, BEGINNING OF YEAR	56,246
CASH, END OF YEAR	$ 25,904

AM&A SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY - AM&A Securities, Inc. is engaged primarily in the sale of securities and investment company stock in Oregon and Washington. The company was incorporated in the State of Oregon in October 1991, and commenced operations as a broker/dealer in December 1991, when it registered with the Securities and Exchange Commission (the "SEC") and obtained National Association of Securities Dealers authorization, pursuant to the relevant provisions of the Securities Exchange Act of 1934, as amended. AM&A Securities, Inc. is a wholly owned subsidiary of AM&A Holdings, Inc. (parent).

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all time deposits, money market accounts, repurchase agreements and highly liquid investments purchased with original maturities of three months or less at the date of purchase.

SECURITIES TRANSACTIONS - Security transactions and related commission revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

INCOME TAXES - The Company files a consolidated federal income tax return and a combined Oregon excise tax return with its parent. For financial statement purposes, income tax expense is calculated on a stand-alone basis.

ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMMISSIONS RECEIVABLE

Commissions receivable represent amounts owed to the Company by its clearing agent Ragen Mackenzie, Inc. at December 31, 2002. Management of the Company believes all receivables will be collected and therefore no provision for doubtful accounts has been made.

AM&A SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

ACCOUNTS RECEIVABLE

Accounts receivable represent amounts owed to the Company by some of its customers in the 12b1 fee off set program. Management of the Company believes all receivables will be collected and therefore no provision for doubtful accounts has been made.

DEPOSITS

The Company maintains a $25,000 deposit at Ragen MacKenzie, Inc. per a fully disclosed security agreement. Balances may be used by Ragen MacKenzie, Inc. to offset any deficiencies, of which none were encountered, against the deposit balance. The balance at December 31, 2002 was $25,398. The agreement may be terminated by either party, and all remaining balances will be refunded to the Company.

RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company was owed $531 from their parent company for current year tax expense.

Also see Management Fee note

PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended December 31, 2002, is as follows:

Federal income taxes	$ (381)
State income taxes	(150)
Total income tax expense	$ (531)

The company computes and records its income tax liability on a stand alone basis. If the Company were to pay these taxes, its liability at December 31, 2002, would be $(531). However, the company files a consolidated return in which taxable income may differ substantially from the taxable income as shown in the Company's financial statements.

AM&A SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

PROVISION FOR INCOME TAXES (Continued)

The net deferred tax liabilities and assets in the accompanying balance sheet at December 31, 2002, consisted of the following components:

Current deferred tax assets/(liabilities) related to:		
Unrealized gain on deposit		
Federal	$	(72)
State		(24)
Total current deferred tax liability	$	(96)

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule ("the Rule") adopted by the SEC which requires the maintenance of minimum net capital to be greater than 1/15th of the aggregate indebtedness or $5,000 under Rule 15c3-1(a)(2). At December 31, 2002, the Company had net capital and required net capital of $54,115 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital 1. Net capital and required net capital .34 to 1% may fluctuate on a daily basis.

MANAGEMENT FEE

On August 1, 1993, the Company entered into a management agreement with its parent to pay for the company's proportionate share of occupancy and administrative expense. The agreement requires a payment by the company of $6,500 a month, on a month-to-month basis that can be cancelled by either party with thirty days notice.

The Company will also reimburse the parent for any additional office and utility costs as applicable. The parent will bill the company for it's pro rata portion of its shared employees payroll plus an additional 15% of its portion of employees salaries to compensate for benefits provided to such employees.

Management fee expense under this agreement for the year ended December 31, 2002, was $116,300.

PREFERRED STOCK

The Company's preferred stock provides annual dividends, at a rate of 8% per share, which are cumulative and have priority over dividends on the common stock. Cumulative preferred dividends payable totaled $26,400 as of December 31, 2002, with $2,400 accumulated for the year then ended.

AM&A SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002

SUBSEQUENT EVENT

In 2003 the Company elected a plan of recapitalization. All of the Company's capital stock, including common stock and all classes of preferred stock, will be exchanged for 100 shares of no par value common stock.

SUPPLEMENTARY INFORMATION

AM&A SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
December 31, 2002

NET CAPITAL:	
Total stockholders' equity	$ 54,756
Less non-allowable assets:	
Due from affiliate	531
Deposits	110
Total non-allowable assets	641
Net capital	$ 54,115
AGGREGATE INDEBTEDNESS:	
Total liabilities from balance sheet	$ 18,184
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required	$ 5,000
Excess net capital	$ 49,115
Excess of capital at 1,000%	$ 52,297
Ratio of aggregate indebtedness to net capital	.34 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 54,199
Reductions to retained earnings for audit adjustments, primarily related to accrual adjustments	(84)
Net capital per above	$ 54,115

AM&A SECURITIES, INC.
EXEMPTION FROM RESERVE REQUIREMENTS
UNDER RULE 15C 3-1
December 31, 2002

EXEMPTIVE PROVISIONS:

The Company is exempt from the provisions of Rule 15c3-2 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
AM&A Securities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of AM&A Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by AM&A Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (1) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
AM&A Securities, Inc.
January 29, 2003
Page 2

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williamson & Associates, LLP

January 29, 2003